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   As filed with the Securities and Exchange Commission on September 22, 2003


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2003

                          COMMISSION FILE NO. 001-14614


                           PETROLEUM GEO-SERVICES ASA

                 (Translation of registrant's name into English)

                                  STRANDVEIEN 4
                                 N-1366 LYSAKER
                                     NORWAY
                    ----------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F [X]                    Form 40-F [ ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Yes [ ]                          No [X]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Yes [ ]                          No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes [ ]                          No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         N/A


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OPERATING STATEMENT

         On September 15, 2003, Petroleum Geo-Services ASA (the "Company") filed its unaudited Monthly Operating Statement (the "Operating Statement") for the period of July 29, 2003 to August 31, 2003 with the United States Bankruptcy Court for the Southern District of New York, a copy of which is attached hereto as Exhibit 99.1.

         The Company cautions readers not to place undue reliance upon the information contained in the Operating Statement, which contains unaudited information, and is in a format prescribed by the applicable bankruptcy laws. The Operating Statement is subject to revision. The Operating Statement also contains information for periods which may be shorter or otherwise different from those contained in the Company's reports pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act").


LIMITATION ON INCORPORATION BY REFERENCE

         In accordance with general instruction B of Form 6-K, the Operating Statement and other information in this report (including exhibits) is furnished and shall not be deemed to be "filed" for the purposes of Section 18 of the Exchange Act or otherwise subject to liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the "Securities Act"), except as expressly set forth in such filing.


CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

The information included in this report (including exhibits) contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical and future trends, on general economic and business conditions and on numerous other factors, including expected future developments, many of which are beyond the control of the Company.

Such forward-looking statements are also subject to certain risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, the Company's actual results may differ materially from those indicated in or implied by such forward-looking statements.



EXHIBIT NO.         DESCRIPTION

99.1                Monthly Operating Statement for the Period July 29, 2003 to
                    August 31, 2003



                                      * * *



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                                    SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            PETROLEUM GEO-SERVICES ASA



                                            By: /s/ Sverre Strandenes
                                                ----------------------------
                                                Name:  Sverre Strandenes
                                                Title: Senior Vice President


Date: September 22, 2003